# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Bellhop Technologies Inc

*Legal status of issuer*

   *Form*
   Corporation

   *Jurisdiction of Incorporation/Organization*
   Delaware

   *Date of organization*
   April 14, 2014

*Physical address of issuer*
137 W 25th St, 11th Fl, New York, NY 10001

*Website of issuer*
www.getbellhop.io

*Current number of employees*
0

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $245,408.00 | $8,257.00 |
| **Cash & Cash Equivalents** | $134,208.00 | $8,257.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $162,600.00 | $158,201.00 |
| **Long-term Debt** | $345,000.00 | $345,000.00 |
| **Revenues/Sales** | $10,764.21 | $0.00 |
| **Cost of Goods Sold** | $928.58 | $0.00 |
| **Taxes Paid** | $400.00 | $0.00 |
| **Net Income** | -$147,862.60 | -$312,908.00 |


**April 30, 2018**

**FORM C-AR**

**Bellhop Technologies Inc**




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bellhop Technologies Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.getbellhop.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**


The date of this Form C-AR is **April 30, 2018**


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of*

3

*operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Bellhop Technologies Inc (the "Company") is a Delaware Corporation, formed on April 14, 2014. The Company was formerly known as Techotel Inc. The Company is currently also conducting business under the name of Bellhop.

The Company is located at 137 W 25th St, 11th Fl, New York, NY 10001.

The Company's website is www.getbellhop.io.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

Our Company provides an app to streamline the on-demand ride hailing experience. Our customers have the option to decide which ride service they would prefer, which saves them time and money. We utilize the same pricing data provided by these ride sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing apps.

Depending on the ride option chosen, we make money based on negotiated commissions per completed transaction.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***We rely on other companies to provide us access to their systems through their application programming interface ("API") for our app to be of value to our users.***
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our app and products may be adversely impacted if companies to whom we depend on, revoke our access to their APIs to meet our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers.

***The development and commercialization of our app is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize apps. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position – the likelihood that our app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We plan to implement new lines of product offerings and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information

misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using secure servers and ensuring the data is encrypted during transmission. The expenses associated with protecting our information could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality and price. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these services from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a materially adverse impact on our operations, business, financial results and financial condition.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Payam Safa, Director and CEO of the Company. The Company has or intends to enter into employment agreements with Payam Safa although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Payam Safa or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

*From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.*

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

*The Company has indicated that it has engaged in certain transactions with related persons.*

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

*We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*

Consumer preferences towards our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

*Substantial disruption to our suppliers could occur.*

A disruption in our suppliers services could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism.

*The consolidation of our suppliers could adversely affect us.*
Suppliers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger suppliers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. Consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us.

*The Company could be negatively impacted if found to have infringed on intellectual property rights.*
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

*We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.*
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or

otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology

changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive, confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.*
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business
Our Company provides an app to streamline the on-demand ride hailing experience. Our customers have the option to decide which ride service they would prefer, which saves them time and money. We utilize the same pricing data provided by these ride sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing apps. Depending on the ride option chosen, we make money based on negotiated commissions per completed transaction.

### Business Plan
Bellhop's business model relies on the continued growth and success of new and existing ride-hailing apps. As a global all-in-one app, or "Kayak for ground transportation, food, and entertainment services", Bellhop's intention is to continue our growth into other product categories, such as restaurant reservations, food delivery, and entertainment services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. As a result, consumers lose on average between $2-10 on every purchase, and waste up to 10 hours on every trip. For example, with transportation, some consumers switch between the various ride hailing apps to decide which ride option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. Bellhop's vision is to

bring together the best apps across transportation (taxis and scheduled rides), food (delivery and restaurant reservations), and entertainment (tours & activities and shows & events) into a single app, with services bookable on-demand globally. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Bellhop's recommendation engine filters only the most relevant options catered to each person's interests. Consumers book services directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. Bellhop generally serves as the merchant of record and typically completes all transactions through our supply partners' APIs. Once a transaction is processed, the supply partner fulfills the service, and Bellhop takes an average 10% commission on every transaction. Bellhop is a service provider without performing any services itself. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. Bellhop targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. We're beginning a pilot with the Port Authority of NY & NJ (which owns and operates Newark, La Guardia, and JFK airports) to distribute Bellhop to inbound travelers at these major airports, starting at JFK. The market opportunity in the U.S. alone is over $70 billion, comprised of money spent on services: reservations ($300M), food delivery ($30B), tours ($20B), shows ($9B), and ground transportation ($11B). Bellhop utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. Bellhop works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

**History of the Business**
The vision of the Company has always been to give consumers on-demand access to the best local services from anywhere in the world. In the 4th quarter of 2014, we went to market with a hotel concierge platform that was designed to give hotel guests access to all hotel services on-demand through their smartphone. We empowered users to make hotel-related service requests from anywhere, inside or outside of the hotel, instead of having to be physically within the hotel room, and using the in-room telephone to speak to an operator. The idea was to build a supply of hotels within our marketplace, so a traveler can use the Bellhop app to have access to the best local services offered through hotels. After a year in the market with this product, we came to the conclusion that the business model had a couple of flaws: 1) scalability issues, and 2) whether this was a consumer solution or a hotel solution. As we continued building our relationships with hotels, they began asking us to build more hotel related features and to integrate with their systems. Additionally, the sales cycle to on-board individual properties was taking at least 6-12 months. As a result, it was apparent that we had two possible paths to take: 1) a B2B solution focused on building a white-labeled product for hotels and selling the technology directly to them 2) a B2C solution which would build the supply of services through other apps, and remove the dependency from hotels. At this juncture, we pivoted down the B2C path, and are now the first all-in-one app in the market in the US.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Bellhop app | All-in-one on-demand ride-hailing app. | City-based individuals ages 18-35 who use at least one ride-hailing app. |

We are constantly researching new service categories which we think might appeal to our customers, such as food, entertainment, laundry, groceries, and massage services. We currently offer the ride-hailing capability and are hoping to expand our offerings into food - restaurant reservations and food delivery next year.

We offer our mobile app for download through the Apple App and Google Play stores, and users are made aware of the application primarily through digital media (e.g. social media), search engines, and email marketing campaigns.

**Competition**

The Company's primary competitors are FairFare, SlyRide, Migo, Apple Maps, and Google Maps.

Google Maps and Apple Maps have added on-demand ride transportation as an additional mode of transport when a user inputs a destination. They have an advertising business model, and their experience isn't optimized to be a ride hailing app. FairFare has combined Uber and Lyft, however their business model adds a fee above the standard base price offered by these companies. SlyRide combines various ride-hailing apps, and doesn't surface the ride provider to the user until he/she confirms the booking, similar to the old Priceline "name your own price" concept. Migo is a multi-modal ground transportation app that combines ride sharing and bike sharing in addition to the ride hailing capability. As a result, their experience for booking rides is also sub-optimal when compared to Bellhop. Bellhop's advantages are being first to market as an extremely scalable all-in-one app, and securing relationships and agreements with many of the top app marketplaces.

**Supply Chain and Customer Base**

Although many ride-hailing apps exist throughout the US and around the world, which are essential to the Company's business, the company only has booking capability with suppliers it forms partnerships with. The company has no exclusivity arrangements, so although we have a first mover advantage and a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the company's ability to offer booking services is dependent on partner ride-hailing apps' abilities to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

Our customers are individuals predominantly based in urban cities throughout the United States.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 4727577 | Downloadable software in the nature of a mobile application for use in providing concierge services to travelers. | Bellhop | September 17, 2014 | April 28, 2015 | Unites States |

**Governmental/Regulatory Approval and Compliance**
The Company is not directly affected by laws and regulations of U.S. federal, state and local governmental authorities, nor the laws and regulations of international countries and bodies, such as the European Union (the "EU"). However, the suppliers which are the ride-hailing app companies may be affected by changes to the regulatory landscape which may in turn impact the Company's operations.

**Litigation**
None

**Other**
The Company's principal address is 137 W 25th St, 11th Fl, New York, NY 10001

The Company has the following additional addresses:

The Company conducts business in New York.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Payam Safa

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
CEO, 4/14/2014 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

CEO @ Techotel: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising

*Education*
INSEAD, MBA UCLA BS Computer Science and Engineering

---

**Officers**
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Payam Safa

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
CEO, 4/14/2014 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
CEO @ Techotel: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising

*Education*
INSEAD, MBA UCLA BS Computer Science and Engineering

---

*Indemnification*
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 0 employees in N/A.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Payam Safa | CEO - Founder | April 14, 2014 | |
| Josef Richter | UI/UX - Contractor | September 1, 2015 | |
| Kevin Ross | Growth - Contractor | August 1, 2017 | |
| Nick Ferris | Marketing - Contractor | August 14, 2017 | |
| Tim Furey | Business Development - Contractor | October 15, 2017 | |
| Layla Tabatabaie | Partnerships - Contractor | December 1, 2017 | April 11, 2018 |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 9,618,000 |
| **Voting Rights** | Each holder of record of Common Stock is entitled to one vote in person for each share of such stock. |
| **Anti-Dilution Rights** | None. |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Shares converted from the Securities will be subject to equity dilution if/when Bellhop Technologies Inc participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing employees or consultants. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified. |

| Type of security | SAFE (Simple Agreement for Future Equity) |
|---|---|
| Amount outstanding | 700,000 |
| Voting Rights | No voting rights |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Each series of SAFEs will be proportionally diluted for each other series of SAFEs, and all SAFEs will be proportionally diluted for the equity financing that triggers conversion of this SAFE. |

| Type of security | SAFE (Simple Agreement for Future Equity) |
|---|---|
| Amount outstanding | 100,000 |
| Voting Rights | No voting rights. |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Each series of SAFEs will be proportionally diluted for each other series of SAFEs, and all SAFEs will be proportionally diluted for the equity financing that triggers conversion of this SAFE. |

| Type of security | Regulation CF SAFE |
|---|---|
| Amount outstanding | 349,835 |
| Voting Rights | None. |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Each series of SAFEs will be proportionally diluted for each other series of SAFEs, and all SAFEs will be proportionally diluted for the equity financing that triggers conversion of this SAFE. |

| Type of security | Convertible Notes |
|---|---|
| Amount outstanding | 430,000 |
| Voting Rights | None. |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Each series of notes will be proportionally diluted for each other series of SAFEs and notes, and all notes will be proportionally diluted for the equity financing that triggers conversion of this note. |

Securities issued pursuant to Regulation CF:

| Type of security | Units of SAFE (Simple Agreement for Future Equity) |
|---|---|
| Amount outstanding | 349,835 |
| Voting Rights | None. |
| Anti-Dilution Rights | None. |

The Company has the following debt outstanding:

| Type of debt | Line of credit |
|---|---|
| Name of creditor | Payam Safa |
| Amount outstanding | $131,282.00 |
| Interest rate and payment schedule | This is an interest free unsecured loan made to Bellhop Technologies Inc. |
| Amortization schedule | There is no amortization schedule. |
| Describe any collateral or security | The loan is unsecured by collateral. |
| Maturity date | None. |
| Other material terms | |

| | |
|---|---|
| **Type of debt** | Convertible Notes |
| **Name of creditor** | Various |
| **Amount outstanding** | $430,000.00 |
| **Interest rate and payment schedule** | 8% per year. The obligations will be due and payable 36 months after the date of the note (the "Maturity Date"). |
| **Amortization schedule** | None. |
| **Describe any collateral or security** | The Convertible Notes are unsecured. |
| **Maturity date** | 36 months from the Effective Date of each Convertible Note. |
| **Other material terms** | (1) Upon Company's consummation of an equity financing in which the Company raises at least $1,000,000 from an institutional investor, the principal amount of this Note, together with all accrued and unpaid interest shall be converted into equity of Company (the "Conversion") at a conversion price equal to the lesser of (i) the price per share of the Company's stock on the date of the Qualified Financing discounted by twenty percent (20%); and (ii) the then outstanding principal and interest amount of this Note divided by a price per share determined with reference to a Company valuation of three million dollars ($3,000,000). (2) If Company does not engage in a Qualified Financing on or before prior to the Maturity Date, the Lender, at its option, may convert this Note (including both Principal and Interest installments) into equity shares of the Company, at a valuation of Three Million Dollars ($3,000,000) for the Company. Upon conversion of the Note, the Lender shall have such rights and privileges with respect to the Common Stock or New Preferred, as the case may be, as are equal to the rights and privileges afforded to the Lenders of such securities generally. |

| | |
|---|---|
| **Type of debt** | SAFE |
| **Name of creditor** | Summit Holding V, LLC |
| **Amount outstanding** | $700,000.00 |
| **Interest rate and payment schedule** | None. |
| **Amortization schedule** | There is no amortization schedule. |
| **Describe any collateral or security** | The SAFE Note is unsecured. |
| **Maturity date** | 36 months from the Effective Date of the SAFE. |
| **Other material terms** | This SAFE converts to Company equity upon a qualified equity financing or a sale or liquidation of the Company at a price per share equal to the lesser of (i) the price per share determined in the applicable transaction multiplied by a 20% discount or (ii) the price per share based on a deemed Company value of $7,000,000. |

| | |
|---|---|
| **Type of debt** | SAFE |
| **Name of creditor** | Dave Baggett |
| **Amount outstanding** | $100,000.00 |
| **Interest rate and payment schedule** | None. |
| **Amortization schedule** | There is no amortization schedule. |
| **Describe any collateral or security** | The SAFE Note is unsecured. |
| **Maturity date** | None. |
| **Other material terms** | This SAFE converts to Company equity upon a qualified equity financing or a sale or liquidation of the Company at a price per share equal to the lesser of (i) the price per share determined in the applicable transaction multiplied by a 20% discount or (ii) the price per share based on a deemed Company value of $20,000,000. |

| | |
|---|---|
| **Type of debt** | Regulation CF SAFE |
| **Name of creditor** | Crowd |
| **Amount outstanding** | $349,835.00 |
| **Interest rate and payment schedule** | None. |
| **Amortization schedule** | There is no amortization schedule. |
| **Describe any collateral or security** | The Crowd SAFE Note is unsecured. |
| **Maturity date** | None. |
| **Other material terms** | Each series of SAFEs will be proportionally diluted for each other series of SAFEs, and all SAFEs will be proportionally diluted for the equity financing that triggers conversion of this SAFE. |

The total amount of outstanding debt of the company is $1,711,117.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Notes | 26 | $430,000.00 | Product development, business development, and marketing. | May 10, 2015 | Rule 505 |
| SAFE (Simple Agreement for Future Equity) | 1 | $700,000.00 | Product development, research and development | January 12, 2018 | Rule 506(b) |
| SAFE (Simple Agreement for Future Equity) | 1 | $100,000.00 | Product development, research and development | January 20, 2018 | Rule 506(b) |
| Regulation CF SAFE | 647 | $349,835.00 | Production development, marketing, and R&D | October 21, 2017 | Regulation CF |

**Ownership**

Approximately 88% of the common stock of the Company is owned by Payam Safa, whose shares are fully vested. The remaining 12% (approximately) of the common stock is owned by twelve other advisors, employees, and consultants, some of whose shares are fully vested.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Payam Safa | 88.4% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information**

| Total Income | Taxable Income | Total Tax |
|:---:|:---:|:---:|
| $10,764.21 | $10,764.21 | $955.32 |

**Operations**
_____

The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development of the product, and intends to focus on the following milestones: partnering with at least 3 ride hailing apps and achieving a user base of 50,000 monthly active users.

**Liquidity and Capital Resources**

On October 21, 2017 the Company conducted an offering pursuant to Regulation CF and raised $349,835.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**
**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Payam Safa |
|---|---|
| Relationship to the Company | Director and Chief Executive Officer. |
| Total amount of money involved | $131,282.00 |
| Benefits or compensation received by related person | None. |
| Benefits or compensation received by Company | The Company is using the proceeds, interest free, for working capital. |
| Description of the transaction | The transaction was an interest free unsecured loan to Bellhop Technologies Inc. |

*Securities*

| Related Person/Entity | Mitra Toossi |
|---|---|
| Relationship to the Company | Mitra Toosi is the mother of Payam Safa. |
| Total amount of money involved | $50,000.00 |
| Benefits or compensation received by related person | Equity in Bellhop Technologies Inc upon conversion of the note pursuant to its terms. |
| Benefits or compensation received by Company | The Company is using the proceeds for working capital. |
| Description of the transaction | Convertible note purchased by Payam Safa's mother. |

| Related Person/Entity | Fred Safa |
|---|---|
| **Relationship to the Company** | Fred Safa is the father of Payam Safa. |
| **Total amount of money involved** | $50,000.00 |
| **Benefits or compensation received by related person** | Equity in Bellhop Technologies Inc upon conversion of the note pursuant to its terms. |
| **Benefits or compensation received by Company** | The Company is using the proceeds for working capital. |
| **Description of the transaction** | Convertible note purchased by Payam Safa's father. |

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

**OTHER INFORMATION**

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

None

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

_____
(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**
Exhibit A        Financial Statements

**EXHIBIT A**

| Bellhop Technologies Inc | | |
|---|---|---|
| **Balance Sheet** | | |
| **As of December 31, 2017** | | |
| | | |
| | | **Total** |
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | | |
| 1100 Business Fundamentals Chk (8557) | | 134,208.09 |
| Total Bank Accounts | $ | 134,208.09 |
| Total Current Assets | $ | 134,208.09 |
| Fixed Assets | | |
| 1600 Fixed Assets | | |
| 1610 Software Development | | 111,200.00 |
| Total 1600 Fixed Assets | $ | 111,200.00 |
| Total Fixed Assets | $ | 111,200.00 |
| TOTAL ASSETS | $ | 245,408.09 |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| 2000 Accounts Payable (A/P) | | 1,459.14 |
| Total Accounts Payable | $ | 1,459.14 |
| Credit Cards | | |
| 2100 BOA Credit Card | | 10,339.52 |
| Total Credit Cards | $ | 10,339.52 |
| Other Current Liabilities | | |
| 2200 Payroll Liabilities | | 0.00 |
| 2300 Loan Payable | | 96,282.00 |
| 2350 Interest Payable | | 54,519.00 |
| Total Other Current Liabilities | $ | 150,801.00 |
| Total Current Liabilities | $ | 162,599.66 |
| Long-Term Liabilities | | |
| 2399 Convertible Notes Payable | | 345,000.00 |
| Total Long-Term Liabilities | $ | 345,000.00 |
| Total Liabilities | $ | 507,599.66 |
| Equity | | |
| 2600 Paid in Capital | | 765.00 |
| 2610 Serena Matteo | | 10,000.00 |
| 2620 Matt Widham | | 50,000.00 |
| 2630 AirStayz | | 10,000.00 |
| 2640 Dimitrios Skaltsas | | 5,000.00 |
| 2650 Tim Furey | | 5,000.00 |
| 2660 Prime Trust LLC/CROWDFUNDING | | 300,615.00 |
| Total 2600 Paid in Capital | $ | 381,380.00 |
| 2900 Common Stock | | 96.00 |
| 2999 Retained Earnings | | -495,804.97 |
| Net Income | | -147,862.60 |
| Total Equity | -$ | 262,191.57 |
| TOTAL LIABILITIES AND EQUITY | $ | 245,408.09 |